September 20, 2005

Via Facsimile ((011-44) 207-600-1698) and U.S. Mail

William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
England

RE: 	TIM Hellas Telecommunications S.A.
	Schedule 13E-3
	Filed September 2, 2005; amended September 12, 2005
      File No. 005-50602

Dear Mr. Groll:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that you have not included as filing persons the "Luxembourg holding companies," instead including the "Apax Entities" and the "TPG Entities" as filing persons. Please tell us why you have not included as filing persons the Luxembourg holding companies, the "Apax shareholders" and "TPG shareholders" or the persons controlling the Apax Entities and the TPG Entities. Note that if the
Apax and TPG Entities have no business purpose other than indirectly holding securities in TIM Hellas, we believe the persons controlling the Apax and TPG Entities should be added as filing persons. Please provide us with additional information regarding the extent of the involvement of the persons controlling the Apax and TPG Entities in the daily operations of its intermediaries, whether the intermediaries have a business purpose and operations other than holding the securities of the issuer, whether the intermediaries` board of directors (or similar governance bodies) are made up of directors independent of the controlling persons and the boards are in fact independent from the controlling persons.
2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of
Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. To the extent a filing person is relying on the analysis of another to satisfy its obligations under Rule 13e-3, such filing person must adopt the analysis of the other.
3. Please note also that you must include the information required by
Items 3, 5, 6, 10 and 11 with respect to each director, executive officer and control person of each filing person and each executive officer and director of any corporation or entity ultimately in control of any of the filing persons. See General Instruction C to
Schedule 13E-3. We note, for example, that you have not provided this information with respect to the Apax and the TPG shareholders.
4. We note that Apax Partners Europe Managers Limited is a filing person. Also, in the question-and-answer "What will happen in the merger?" one of the Apax Entities is Apax Europe Managers Limited, which is not a filing person, while the other Apax Entity, Apax Europe VI GP Co. Limited is a filing person. Please revise your disclosure as necessary to address this apparent discrepancy in the name of one of the filing persons.

Questions and Answers about the Merger, page i
5. Please explain why it would be unusual for a special committee of directors to be formed to review the proposed merger, as stated in response to "Was there a special committee of the TIM Hellas`s board of directors?
6. Refer to the question "Does this document relate to any other transactions? on page v. Please tell us the basis for your plan to possibly purchase securities the day before the special meeting of shareholders at prices up to the merger consideration. Do you intend to purchase those securities in every market in which your securities are traded? Did you consider this factor as part of your fairness determination?

Cautionary Statement Concerning Forward-Looking Statements, page 5
7. We note the disclaimer that you do not undertake any obligations to update or revise forward-looking statements to reflect, among other things, changed assumptions. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise accordingly.

Special Factors

Background and Description of the Transaction, page 6
8. Describe in greater detail the negotiations that began in October
2004 for the acquisition by Troy GAC of the securities it currently holds in TIM Hellas. Include in your expanded disclosure a description of meetings held and the topics discussed, any preliminary prices discussed at those meetings, and a description of any competing bids received and the terms of those competing bids.
9. See our previous comment. Describe in greater detail the negotiations with Info-Quest.
10. We note that in July 2005 the Apax and TPG shareholders were contacted by a telecommunications company which sought to make an investment in TIM Hellas. Please name that interested party or describe its size, operations, market in which it operates. Additionally, disclose if that party provided you with a proposal to acquire all of the outstanding securities of TIM Hellas at a certain price.
11. Expand to clarify why the Apax shareholders and the TPG shareholders believed the interest to be "highly conditional." We note the reference to statements of the investment bank and contacts with the potential investor.
12. We note your disclosure regarding the letter received from TCS Capital Management on August 8, 2005. Please expand your disclosure to describe whether the board considered the letter, any actions it took in response and any further developments in this regard.

Reasons for the Merger, page 10
13. Quantify the cost savings from TIM Hellas ceasing to be a reporting company and from the tax pooling of interest deductions on the financing of the transaction. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees.

Recommendation of the Board of Directors, page 11
14. Please note that the determination as to the fairness of the transaction must be made to the unaffiliated stockholders. See Item
8 of Schedule 13E-3. We note, for example, the references to the board`s determination that the transaction is fair to Tim Hellas` "public stockholders." Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated stockholders. Also, please tell us, with a view toward disclosure in the section "Additional Information," whether any affiliates of the filing persons hold any securities.
15. Refer to the third bullet point in this section. Describe or list the comparable going private transactions which the board considered in evaluating the trading premiums. Describe also how those transactions are comparable to the instant transaction and the premiums paid in those transactions.
16. We note the fifth bullet point and your indication that the board of directors based its fairness conclusion and its recommendation on the opinion of Morgan Stanley. We note that if the board of directors, or any filing person has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient. Please revise accordingly.
17. Please disclose whether the board of directors considered the going concern value of the company, according to Instruction 2 to
Item 1014 of Regulation M-A. If this factor was disregarded or not considered despite being material, please discuss the reasons why this factor was disregarded or not considered. If you relied on the analysis of this factor by Morgan Stanley, revise your disclosure to state that you adopt Morgan Stanley`s discussion of the factor.
18. We note that you are not seeking the approval of a majority of the minority security holders and that you did not appoint an unaffiliated representative to act on behalf of unaffiliated security holders. Please explain how your board determined the procedural fairness of the reverse stock split despite the lack of these procedural protections.
19. Refer to the penultimate paragraph in this section. Explain why you need to qualify the description of the information and factors considered by your board of directors in reaching its fairness determination by saying you "believe" the disclosure includes all material factors considered by the board. Alternatively, delete this disclaimer.

Opinion of Morgan Stanley, page 13
20. Please disclose the financial projections and material assumptions underlying the projections provided to Morgan Stanley.
21. We note disclosure regarding Morgan Stanley`s assumption that the projections provided by TIM Hellas were reasonable. In an appropriate place in the disclosure, please clarify whether the board reviewed, for accuracy and completeness, the financial information, forecasts, projections, assumptions and other information provided by management to Morgan Stanley. In addition, tell us whether (and, if so, why) the board directed Morgan Stanley to assume the reasonableness of such information instead of allowing Morgan Stanley to reach such a conclusion based on its own review of the information and its expertise.

Trading Range Analysis, page 15
22. Please explain why Morgan Stanley used April 1, 2005 to measure one premium but used April 3, 2005 for all other premiums calculated.

Comparable Companies Analysis, page 15
23. Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values already disclosed. Please apply this comment to every
Morgan Stanley analysis disclosed.

Discounted Cash Flow Analysis, page 16
24. Disclose how Morgan Stanley determined that perpetual growth rates of 0.5% to 1.5% and discount rates of 10.5% to 11.5% were the most appropriate indicators of value. Disclose the industry averages.

Analysis of Precedent Transactions, page 17
25. Explain why Morgan Stanley selected a multiple range of 6.2x and
7.4x. Also, explain why the board presentation materials show the mean and median results for both minority and majority buy-out transactions but the disclosure refers only to minority buy-out transactions.
26. We note your disclosure that Morgan Stanley or its affiliates have in the past provided services to Troy GAC or its affiliates. Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between Morgan Stanley or its affiliates and any of the filing persons. In addition, quantify the fees to be paid to Morgan Stanley for its provision of the fairness opinion. Finally, disclose here and in the summary that affiliates of Morgan Stanley are also providing a portion of the financing necessary to effect the instant transaction.

Information Concerning TIM Hellas - Historical Financial Data,
page
28
27. Please provide the ratio of earnings to fixed charges for the period ended June 30, 2005 or tell us your basis for not doing so.
28. Please provide the pro forma information required by Item
1010(b)
of Regulation M-A or tell us your basis for not doing so.

Financing for the Going Private Transaction, page 37
29. Please disclose the current interest rate and any plans or arrangements made to finance or repay each of the loans described in this section.

Annex B
30. Please remove the limitation on the use of the fairness opinion included in the penultimate paragraph of the opinion as it is inappropriate to restrict the use of the opinion by security holders.

************************************

      Please amend your Schedule 13E-3 in response to these
comments
promptly.  You may wish to provide us with marked copies of the
amendment to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company, its management and the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please contact the undersigned at (202) 551-3619 or, in his absence, Pam Carmody, Special Counsel, at (202) 551-3265 with any questions.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
Acquisitions
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William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
September 20, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE